June 5, 2025

Stacy Lindborg
President and Chief Executive Officer
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

       Re: Imunon, Inc.
           Registration Statement on Form S-1
           File No. 333-287699
           Filed May 30, 2025
Dear Stacy Lindborg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jurgita Ashley